Filed by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

(Excerpt from press release of Marathon Oil Corporation’s second quarter 2004 results.)

Second-Quarter Key Events

•	Progressed Proposed Acquisition of Ashland’s Interest in MAP

–	Received notice of early termination of waiting period under the Hart-Scott-Rodino Act

Status of Marathon’s Acquisition of Ashland’s Interest in MAP

During the quarter, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Act for the proposed acquisition of Ashland Inc.’s minority interest in MAP. Also, Marathon and Ashland submitted a request for a letter ruling to the Internal Revenue Service (IRS) on the tax-free status of the proposed acquisition. The company is on schedule to complete the transaction by year-end, subject to the satisfaction of the remaining conditions including the receipt of a favorable tax ruling from the IRS and Ashland shareholder approval of the transaction.

Additional Information

Ashland Inc. has filed a preliminary proxy statement/prospectus with the U.S. Securities and Exchange Commission in connection with the proposed transfer to Marathon Oil Corporation by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. will file a definitive proxy statement/prospectus with the SEC in connection with the transaction. Investors and security holders are urged to read the preliminary proxy statement/prospectus, which is available now, and the definitive proxy statement/prospectus, when it becomes available, because it contains and will contain important information. Investors and security holders may obtain a free copy of the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These

statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses, and the anticipated effects of the acquisition on earnings and cash flow. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and in subsequent Forms 10-Q and
8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.